OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Nutripy, Inc.

573 TEMPLE HILLS DRIVE
LAGUNA BEACH, CA 92651

www.nutripy.com

100000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Nutripy, Inc. (the "Company") is offering up to One Million (1,000,000) shares of its Common Stock on a "best efforts" basis. The offering will continue for 60 days (end date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at $0.10 per share.

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Maximum 1,000,000 shares of Common Stock ($100,000)

Minimum 100,000 shares of Common Stock ($10,000)

Company	Nutripy, Inc.
Corporate Address	573 Temple Hills Dr, Laguna Beach, CA 92651
Description of Business	Health for people who have demanding lifestyles - Nutripy delivers superior nutrition supplements with healthy meal plans for each person's lifestyles and goals.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$100.00

Perks

Invest $500 - 10% discount on any purchase for 1 year from your investment.

Invest $1,000 - 25% discount on any purchase for 1 year from your investment.

Invest $5,000 - 10% discount for the life of your membership.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Nutripy makes available directly to the consumer 55 brands of superior, pharmaceutical grade nutrition supplements previously only available through doctor offices. This is accomplished through accounts with each supplier for timely delivery, a thorough online assessment for accurate recommendations, meal planning and progress tracking to assure continued results and participation. As LIFESTYLE supplementation, allowing each person to optimize the way they live, rather than demanding change in lifestyle which is the first line of therapy in medicine. While there are currently websites offering some of the Nutripy product offering they are either exclusive to disease states or extensions of office practices.

Please see Appendix C for further information.

The team

Officers and directors

Jeffrey Moore	Founder & CEO

Jeffrey Moore
Jeffrey founded Nutripy in 2015 and directs all content activities for the Nutripy site and runs everyday business for the company. He brings entrepreneurship, brand building and a strong understanding of consumers to his vision for "lifestyle nutrition". A seasoned health care professional with 35 years owning a series of very successful advertising agencies in the healthcare market space including The Moore Group for 16 years and 3v07 for 11 years. In each of these cases Jeffrey was the founder , Strategic and Creative Director for these agencies. Jeffrey has worked with market-leading healthcare companies to launch more than 200 brands including accomplishments for Neutrogena, Allergan, Alcon, Hitachi, as well as countless start-ups. He has won creative and strategic awards for his work on the Internet. Prior to creating two successful healthcare agencies, Jeffrey was the youngest salesperson hired in the history of Sandoz Pharmaceuticals and held that position 3 years, then promoted into marketing manager for Sandoz' line of pain products which he managed for two years before striking out on his own. Jeffrey has a personal relationship with nutrition stemming from his career work in healthcare as well as developing his own program for muscle development, stamina and recovery. He is a

graduate of the University of San Diego

Related party transactions

During the years ended December 31, 2016 and 2015, the Company's founder has contributed $96,619 and $211,299, respectively. From time-to-time, the Company's founder advances funds to the Company for operations. These advances are considered short term in nature, due on demand, and incur no interest.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our contracts with the manufacturers of supplements could be revoked if found in violation of guidelines for Internet sales. It is an industry standard, not law, that limits offering pharmaceutical grade supplements online for sale. If it is found that we are outside guidelines, selling a particular brand of supplementation could be determined to be outside policy and this would jeopardize our ability to sell a manufacturer's line** Although Nutripy uses algorithms to determine appropriate lifestyle supplementation, we have no patents or intellectual property exclusive to us that can be protected from unforeseen competition. Nutripy algorithms use an assessment form that is the industry standard for healthcare professionals. This standard may not be accepted as the proper vehicle for evaluations online.
- **Even if Nutripy raises the maximum sought in this offering, we may need to raise extensive funds in order to be able to start operations in the marketplace and may have issues with this raise not being sufficient for marketing monies needed to gain awareness of the platform. If we are unable to do so the company will need to find sources of funds such as future sales of securities** We estimate that we will require at least $75,000 to commence commercial marketing of the these pharmaceutical grade supplements. We believe that we will be able to finance order increases through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Insufficient Cash Flow** Nutripy's ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise doubt about our ability to continue as a going concern for a reasonable period of time.
- **No established value for Nutripy** Any valuation of Nutripy at this stage is pure speculation. No one is saying Nutripy is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Nutripy business projections are only estimates based on market trends and current demand for the nutritional supplements specific to our consumer model.** There can be no assurance that the company will meet those projections. There

can be no assurance that the company (and you will make money) unless there is sufficient demand for product, people think its a better option than the competition and NUTRIPY has priced the services at a level that allows the company to make a profit and still attract business.

- **This is a speculative investment and the market for these securities cannot be guaranteed. There is no established market for Nutripy common stock at this time and 2017 revenues and growthare seen as necessary in achieving stockholder value** In 2017 we anticipate losses of $60,000 based on current margins in the supplement marketplace and our ability to discount on the Internet which has yet to be proven in the supplementation marketplace. THis loss also assumes that Nutripy will be properly capitalized to allow for marketing efforts in the second half of the year 2017
- **Limits to discounting by manufacturer policy** Product discounting with nutritional products is highly regulated by the manufacturers. Nutripy intends to offer discounts that are based on member activity as a strategic position that will allow for less costly prics. There is no evidence at this time that this strategy will be accepted or effective
- **No Operating History** Nutripy has no history, no clients, no revenues. If you are investing in this company, it's because you think NUTRIPY is a good idea. We have yet to sell any supplements and we plan to market supplements that can be purchased in the offices of healthcare professionals. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jeffrey Moore, 100.0% ownership, Common

Classes of securities

- Common Stock: 5,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of all shareholders.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have completed the market research, development and execution of our production site, Nutripy.com. All content applications, inventory and activities for the website are now ongoing and in place. While fully operational, scope is limited awaiting funds for marketing efforts and completion of build out of backend code for the Nutripy.com website. The majority of both 2015 and 2016 expenses centered around the development of the Nutripy website. It encompasses several operational modules capable of enabling the site to ultimately fully function automatically from a customer service, nutritionist-member communication, inventory control, specific group marketing, drip marketing applications, chat rooms and more. Historical expenses are anticipated to be representative of future expenses. Video productions, press kits, company literature and other growth support functions have been developed and produced that support the business model of using the highest quality nutrition supplements to support individual lifestyles.

Financial Milestones

The company has been fully funded by its founder and CEO, Jeffrey Moore. Past operations have been directed towards website code, content development, operational logistic procedures, and initial website beta launch which are all complete. Additional funding of the website will be for marketing and operations related to market activity generated by the launch of the Nutripy website scheduled for the end of July 2017. Modest outlays to establish pick and pack services and branding of the Nutripy logo and materials will also be made. Since purchase of supplements are made via the website and product shipment from Nutripy vendors are immediate, cash to support increased revenue earnings is expected to sustain growth in the near to medium term. As membership growth continues additional products and services will be introduced and future cash requirements will be determined at that time.

Completion of the company website back-end marketing will substantially increase company revenue growth and future business.

It is anticipated that 350 members represents cash flow break even for the business. It is worth noting that a single alternative care healthcare practice usually represents a patient population of 1500-2200 patients.

Liquidity and Capital Resources

Nutripy is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely have raised enough capital to expand our message sufficiently in the market to become cashflow positive. Since purchase of supplements are made via the website and product shipment from Nutripy vendors are immediate, cash to support increased revenue earnings is expected to sustain growth in the near to medium term. As membership growth continues additional products and services will be introduced and future cash requirements will be determined at that time.

Initial proceeds will be used to launch the company website and begin revenue generation. The minimum raise will permit this to occur. The maximum raise will enable additions to the website back-end providing increase marketing techniques to be integrated. At least six months in operating revenue generation will be permitted with either the minimum or maximum raise. At the point where Nutripy has achieved 350 active clients, additional fundraising may be necessary for marketing dollars to achieve the next phase of growth.

Indebtedness

The company currently has approximately $85,000 in past due 30 day debt that must be addressed with initial fundraising. These reflect credit card charges related to daily operations and stocking of inventory. These are currently on American Express and Mastercard accounts held by the founder and CEO. During the years ended December

31, 2016 and 2015, the Company's founder has contributed $96,619 and $211,299, respectively. From time-to-time, the Company's founder advances funds to the Company for operations. These advances are considered short term in nature, due on demand, and incur no interest.

Recent offerings of securities

None

Valuation

$500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (5% total fee)	$500	$5,000
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,500	$95,000
Use of Net Proceeds:		
Past Due 30-Day debt	$0	$55,000
R& D & Production	$0	$10,000
Marketing	$7,000	$25,000
Working Capital	$2,500	$5,000

Inventory	0	0
Total Use of Net Proceeds	$9,500	$95,000

We are seeking to raise $100,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. If we manage to raise our allotment amount of $100,000, we believe the amount will last us 6 months and will be followed by an additional crowd funding raise if successful over the course of that time as follows:

1) The $85,000 past due debt is due to Jeffrey Moore and $55,000 of it will be repaid out of these raised proceeds.

2) Approximately $20,000 will be allocated to direct print marketing in targeted publications.

3) Some proceeds will be used to initiate the Nutripy website launch and minor operational expenses incurred to support revenue generation.

4) We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 5% on all funds raised. We will pay Start Engine $500 if we only raise the minimum target amount and $5,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover all that we project we will need in 2017 and 2018 to build on our successful marketing efforts of the past year. Specifically, we intend to invest in digital and social media marketing, make improvements to our website launching a fully automated version 2.0 in September, 2017, and explore highly targeted direct response television. Additionally, a small ready response inventory will be procured of specific supplements. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

All use of funds have been fully disclosed for their intended use.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website under the investor section labelled annual report within 30 days of the end of each calendar year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nutripy, Inc.

[See attached]

NUTRIPY, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

Nutripy, Inc.
Index to Financial Statements
(unaudited)

NUTRIPY, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 79	$ 79
Inventory	8,043	-
Total current assets	8,122	79
Total assets	$ 8,122	$ 79
Liabilities and Stockholders' Equity		
Current liabilities:		
Related party advances	$ 64,000	-
Total current liabilities	64,000	-
Commitments and contingencies	-	-
Stockholders' Equity:		
Common stock	307,918	211,299
Accumulated deficit	(363,796)	(211,220)
Total stockholders' equity	(55,878)	79
Total liabilities and stockholders' equity	$ 8,122	$ 79

See accompanying and notes to the financial statements

NUTRIPY, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Revenues	$ 446	$ -
Operating Expenses:		
General and administrative	45,471	60,687
Sales and marketing	105,427	150,533
Research and development	2,124	-
Total operating expenses	153,022	211,220
Net loss	$ (152,576)	$ (211,220)

See accompanying and notes to the financial statements

NUTRIPY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Inception	5,000,000	$ -	$ -	$ -
Contributed capital	-	211,299	-	211,299
Net loss	-	-	(211,220)	(211,220)
December 31, 2015	5,000,000	211,299	(211,220)	79
Contributed capital	-	96,619	-	96,619
Net loss	-	-	(152,576)	(152,576)
December 31, 2016	5,000,000	$ 307,918	$ (363,796)	$ (55,878)

See accompanying and notes to the financial statements

NUTRIPY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (152,576)	$ (211,220)
Changes in operating assets and liabilities:		
Inventory	(8,043)	-
Net cash used in operating activities	(160,619)	(211,220)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	64,000	-
Contributed capital by founder	96,619	211,299
Net cash provided by financing activities	160,619	211,299
Increase (decrease) in cash and cash equivalents	-	79
Cash and cash equivalents, beginning of year	79	-
Cash and cash equivalents, end of year	$ 79	$ 79
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Nutripy, Inc. was formed on July 22, 2015 ("Inception") in the State of California. The financial statements of Nutripy, Inc.(which may be referred to as "Nutripy", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, CA.

Nutripy is taking pharmaceutical grade nutrition supplements currently only available through alternative healthcare providers and making them directly available to consumers through ecommerce. This includes a thorough assessment of each person's lifestyle and progress studies alomng with menu plans to assure success.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: nutritional supplement regulations, competition from larger more well-funded companies, consumer trends in the nutritional supplement market, and negative press. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory primarily consists of finished good nutritional products. Inventory is recorded at the lower of cost or market on the first-in first-out basis.

Revenue Recognition
The Company will recognize revenues from the sale of products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with no par value. The company's founder received 5,000,000 shares upon Inception.

Contributed Capital
During the years ended December 31, 2016 and 2015, the Company's founder has contributed $96,619 and $211,299, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

The founder contributed capital for operations as described in Note 4.

From time-to-time, the Company's founder advances funds to the Company for operations. These advances are considered short term in nature, due on demand, and incur no interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Jeffrey Moore, the Founder & CEO of Nutripy hereby certify that the financial statements of Nutripy, Inc. and notes thereto for the periods January 2015 and December 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 17, 2017.

Jeffrey Moore

____

Founder and CEO

July 17, 2017

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Jason K.

Nutripy is pending **StartEngine Approval.**


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Investors
$0.00
Raised of $10K - $100K goal
Nutripy
Health for people who have demanding lifestyles
Small OPO LAGUNA BEACH, CA
Health Tech
Accepting International Investment
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Overview Team Terms Updates Comments Share


A LIFESTYLE
RICH
ROB
nutripy

This is Lifestyle Nutritio

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Invest in Nutripy

"When I sold my health care marketing company two years ago, I spent a lot of time in the gym working out. My recovery time was hard and painful. A friend suggested I take Glucosamine and L-Glutamine to help my ongoing pains. 35 years of healthcare experience made me wary of


nutripy

supplementation, yet after doing some research, I realized most supplements were sold over the counter with little oversight and quality control, which resulted in less than adequate results. However, buying them from licensed health care providers, these supplements worked incredibly well. Thus, started my quest discovering how the m the best quality supplementation not available in stores worked. It was not pretty.

Traditional channels of distribution through alternative healthcare providers offered no formal education and were limited in what they could dispense from their practice. I was not able to ethically purchase pharmaceutical grade supplements online. I realized it would be a great opportunity to make them available directly to consumers everywhere.

I founded Nutripy to provide missing availability for these pharmaceutical grade supplements and be sure consumers were recommended the right products to power the way they lived their lives. I managed to sign 55 agreeme healthcare providers, securing the right to sell onlin to the consumers. This is a major breakthrough.

I've staffed Nutripy with experts in the field of nutrition and supplementation. This is also something missing in today's marketplace for superior supplementation. Currently alternative healthcare professionals with little or no training in nutrition are dispensing for "patients". I don't think that someone out to optimize their lifestyle should be considered a patient and jump through the hoops patients go through to get this Nutripy support so readily available.

I am raising capital to build Nutripy to help millions of people purchase the right, superior supplements they need to enhance their health and optimize their demanding lifestyles."

To your health,

Jeffrey Moore,
Founder and CEO

The Opportunity

Investment

$0.10/share | When you invest you are betting the company's future value will exceed $600,000.

Perks

Invest $500 - 10% discount on any purchase for 1 year from your investment.

Invest $1,000 - 25% discount on any purchase for 1 year from your investment.

Invest $5,000 - 10% discount for the life of your membership

Chat

Our mission is to support the health for people who have demanding lifestyles.

Selling Pharmaceutical Grade Supplements Online

Nutripy delivers **superior nutrition supplements** with healthy meal plans for each person's lifestyles and goals.


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nutripy™
WELLNESS CENTER



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The Nutripy Way

The Four Pillars of Our Service



Tailored Assessment

Nutripy is designed to provide a simple health and wellness regimen that's tailored to the lifestyle people already lead each day. It all begins with a standardized assessment to ascertain the demands in each lifestyle.



Pharmaceutical-Grade Supplementation

Store supplements that many take are riddled with issues from fillers to being useless; 90% come from the same 5 cities in China. Nutripy delivers American, pharmaceutical grade, GMP supplements and tracks the results they promise for everyone.



Targeted Diet

Optimizing a lifestyle can be more than supplementation. Nutripy also provides targeted meal plans that help achieve the best each person can be through proper eating too.



Ongoing Professional Support

Nutripy "customer service" is headed by specialists in nutrition that can answer meal, lifestyle and supplementation q as well as check ea member's monthly progress survey.

Life gets in the way of eating right. With a quick lifestyle assessment to put us on track, Nutripy supports the way you live, getting the right fuel into your body for the way you choose to live. Members get objective nutrition supplement plans that provide immediate support, as well as easy recipes, meal plans, activities and motivation. Nutripy provides members with optimal health and wellness support for the life they REALLY live. Single mom to athlete, student to working long hours.

Through technology, Nutripy gives everyone the power of professional supplementation that's specially tailored to the *real* lifestyles that lead. No time-consuming trip or appointment to mess up your day. No fee for a doctor's visit. And no dispensary, that sells what is in stock.

We cultivate our love of science and the soul through the highest commitment to training and an understanding of diet. Our Founders, management and staff are all from nutrition and healthcare and committed to keeping our recommendations as sound support for the way anyone chooses to live.

The Supplements Market Is Enormous **But...**

Most people take some form of supplement. It could be vitamins, probiotics, minerals or herbs. Seldom do they know why and **they are ingesting poor quality products** mostly made by five large manufacturers, all based in China. These factories have been shut down nearly **30 times in the last 5 years.** Why? Because they violated the truthfulness of the ingredients, sometimes using house plants as the active ingredient.



To learn more read this article published in the New York Times. It is just unbelievable.

And there's more. Multi-Level Marketing (MLM) is still prominent in the supplementation market. We can define these as profit centric products that must pay out at many levels before focusing on ingredients. In fact the third largest MLM in the world is Herbalife as an $8 Billion dollar supplement company.


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According to the Harvard Medical School website, Dietary supplements are wildly popular. About 114 million Americans — roughly half the adult population — take at least one supplement, running up a collective tab of over $28 billion in 2010 alone. It's easy to see why supplements are such big sellers. The public has a legitimate desire for good health, and the supplement industry has a strong desire for good sales.

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The global dietary supplements market is expected to reach USD 278.02 billion by 2024, according to a new report by Grand View Research, Inc.

We've Signed 55 Agreements for a Complete Portfolio of Medical Grade Supplements

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Ortho Molecular Products

Pacific BioLogic — Powerful Tools for Gentle Healing

Prescribed Choice — Professional Nutraceutical Formulations

Priority One — Nutritional Supplements

ProSymbiotics

PL Progressive Laboratories

Protocol — For Life Balance

pure encapsulations — Nothing But Pure

Metagenics

Douglas Laboratories

designs for health — Science first.

Arthur Andrew

Our Team

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mobilitie

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Recognition

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Jeffrey Moore was a nominee for the "Excellence in Entrepreneurship Awards" by the Orange County Business Journal. He was also recognized as the 2016 "Modern Man" by Modern Luxury Magazine.

MODERN LUXURY

Timeline

February 2015

Nutripy begins introductory testing

Contracts explored allow 55 brands only offered by alternative healthcare professionals available ethically online

April 2015

Management team is assembled

Far reaching experience in nutrition development and healthcare marketing make up core staff for content development

October, 2015

Jeffrey Moore Nutripy Launch Featured in Modern Luxury Magazine

Modern Men Making Modern Changes

July 2015

Extensive Market Research of Business Model

Hired market research firm for blind survey of concept and price point with highly encouraging results

January 2016

Code is started for the beta website

July 2016

Content completed for beta site

February 21, 2016

Radio with Joanna Degeneres

"Get the Funk Out" press picks up the concept of superior supplementation for every lifestyle accessible over the Internet professionals

December 2016

Beta site ready for launch

Marketed to our friends & Family as a "beta tester" offer

March 2017

Ready for soft launch

All code, content and operational aspects of Nutripy are now robust and ready for full marketization

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In the Press

MODERN LUXURY

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Meet the Founder



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Jeffrey Moore

Founder & CEO

Jeffrey founded Nutripy in 2015 and directs all content activities for the Nutripy site and runs everyday business for the company. He brings entrepreneurship, brand building and a strong understanding of consumers to his vision for "lifestyle nutrition". A seasoned health care professional with 35 years owning a series of very successful advertising agencies in the healthcare market space including The Moore Group for 16 years and 3v07 for 11 years. In each of these cases Jeffrey was the founder , Strategic and Creative Director for these agencies. Jeffrey has worked with market-leading healthcare companies to launch more than 200 brands including accomplishments for Neutrogena, Allergan, Alcon, Hitachi, as well as countless start-ups. He has won creative and strategic awards for his work on the Internet. Prior to creating two successful healthcare agencies, Jeffrey was the youngest salesperson hired in the history of Sandoz Pharmaceuticals and held that position 3 years, then promoted into marketing manager for Sandoz' line of pain products which he managed for two years before striking out on his own. Jeffrey has a personal relationship with nutrition stemming from his career work in healthcare as well as developing his own program for muscle development, stamina and recovery. He is a graduate of the University of San Diego

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And the Rest of the Team









James Pendelton

Vice President of Science

James developed developed the assessment protocols and treatment formularies for Nutripy, oversees nutritionist interactions with members and engenders the healthcare culture at the company. His resume includes currently managing a family medical practice in Seattle. Prior to this directing a VIP medical center in Abu Dhabi and heading research and development for a major nutrition supplement manufacturer. James has also taught graduate and undergraduate sciences as an assistant professor, and authored several books in the field of nutrition and herbs. While James has worked on projects throughout most of the world, his current private practice in primary care keeps him on the pulse of what works in nutritional supplementation. James brings a well-founded ability to help people meet lifestyle goals. James obtained his medical training at exclusive Bastyr University after earning an undergraduate BS in microbiology from Florida Atlantic University.

Philip Hodge

Vice President of Operations

Philip has extensive senior level experience in general and operational management, sales and marketing positions and brings corporate planning, business development, team building, customer relations, revenue growth and new product development skills. He served as a managing partner for CAREForce, a medical management company from 2012 until becoming COO of Nutripy. In addition, he has served as Chairman of the Board for the non-profit RK Ministries since 2002. RK ministries is an educational organization serving the needs of community and first responders. He was responsible for the turnaround of Solvere Inc., a medical professional placement company and expanded business operations in Intelligent Connections Inc., a micro-electronics company, from $1 million to $35 million annually. His extensive experience with start-up companies with successful growth is the driver for Nutripy operations. Additionally, he has over twenty years of experience resolving significant issues of growth and personnel management as the CEO, COO and Vice President in larger corporations. Philip holds a Certified Medical Revenue Management (CMRM) certification and is a member of MGMA (Medical Group Management Association). Philip holds a BA degree in physics, with a minor in economics from the University of California at San Diego, and was a research assistant for two years in the physics PhD program at the same institution. He is currently a member of the adjunct faculty for the Health Information Technology program at Saddleback College in Mission Viejo, CA.

Tim Friday

Senior Vice President

Tim brings strong credentials in nutritional science to his role at Nutripy, which includes market research, development of nutritionist support and responsibility for operational aspects of the business. He is an advisor of the company. Beginning his career as a research scientist, Tim made his mark in the Nutritional Research Department of Mead Johnson, a pioneer in nutritional products. Tim's participation in research resulted in the development of an improved-generation Enfamil® Infant Formula, Flexical®, and IsoCal®, all now nutritional standards. Lever¬aging his science background, Tim became Clinical Communications Director at Mead Johnson with primary responsibilities integrating clinical science into professional and consumer educational programs. Tim has also held senior management positions in med¬ical advertising, most recently serving as Corporate Vice President, Medical Communications for a nationwide agency. Tim is accomplished in co-authoring articles published in peer-reviewed journals, presenting investigational results at clinical meetings, and lecturing before dietician and nutritionist meetings. Tim obtained this BS degree from Rockford College, an MS from Northern Illinois University, and attended the Biomedical Graduate School at the University of Tennessee.

Jessica Leibovich

Master Chef

Jessica, recognized as one of the leading personal chefs in the country, develops Nutri¬ plans. She is an adviso company. Her professional career began 18 years ago when she graduated from prestigious Johnson and Wales with a degree in the Culinary Arts. She went on to study cooking from scratch with fresh ingredients from the earth in the French countryside of Burgundy at Lavarenne Academy. Over the past 14 years, working hand in-hand with doctors and nutritionists, Jessica has become the "go to" chef for anyone needing special dietary customization. Her clients have included professional athletes, cancer patients, diabetics, lyme sufferers, celebrity VIP's and many others. Jessica h established program incorporate more than ju planning, diet, and recipes. Her signature process is a holistic program that incorporates meditation, an integrative fitness system of yoga, resistance and strength training, wellness retreats, and cooking. Jessica now coaches an understanding of how nutrition affects longevity and what is important to incorporate in our diet through amazingly delicious recipes that are simple to prepare with delicious and nourishing foods. Her ground-breaking achievements in nutritional program development are guided by her deeply-held belief: "With nutrition and w needs being evaluated supported, your health flourishes."

Offering Summary

Nutripy, Inc. (the "Company") is offering up to One Million (1,000,000) shares of its Common Stock on a "best efforts" basis. The offering will continue for 60 days (end date may be extended at our option) or the date when all the shares have been sold. The shares will be pric Chat $0.10 per share.

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Maximum 1,000,000 shares of Common Stock ($100,000)

Minimum 100,000 shares of Common Stock ($10,000)

Company	Nutripy, Inc.
Corporate Address	573 Temple Hills Dr, Laguna Beach, CA 92651
Description of Business	Health for people who have demanding lifestyles - Nutripy delivers superior nutrition supplements with healthy meal plans for each person's lifestyles and goals.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$100.00

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Perks

Invest $500 - 10% discount on any purchase for 1 year from your investment.

Invest $1,000 - 25% discount on any purchase for 1 year from your investment.

Invest $5,000 - 10% discount for the life of your membership.

Irregular Use of Proceeds

All use of funds have been fully disclosed for their intended use.

Offering Details

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

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start engine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

0:09

what is the most important part of your lifestyle a car an heirloom your home

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family we get it you're busy taking care of things

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everyone is busy but stop for a second

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everyone's answer should be their body in today's age

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more people die directly as a result of what they eat then cancer heart disease

0:29

and drug abuse combined

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how can that be well it shouldn't

0:35

whether you want to think clearer stop dieting or just get that vim and vigor

0:39

back

0:40

action is the word because when your body is working properly

0:43

things are compromised and you break down and we know it

0:47

fifty-six percent of us know we eat poorly fifty-seven percent of us say

0:52

we're on a vitamin or other supplement the diet industry is booming and there's

0:56

a prescription for anything ailing you

0:59

time to do better smarter healthy nutrition and supplements time to think

1:04

about Nutripy

1:05

let's make your body the best place to really live

1:09

so what's it going to cost you money not really

1:13

time not much what if we fit the foundations of good nutrition into the

1:18

life you're living now

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that's the new trophy way by taking the right assessment

1:24

you set the right course to feeling your best by providing the proper fuel

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through fast

1:30

tasty recipes put into your meal plans fit just for your lifestyle getting you

1:35

off the fast foods and packaged foods that save you no time or money and are

1:40

costly and bad for the body and nutria p uses supplementation to bump you up for

1:45

your current nutrition is letting you down

1:47

you even have the everyday support of nutria pre nutritionist and of course we

1:52

provide the right motivation to get your newfound fuel stretched into use making

1:58

available

1:59

the right activities to power you through every day then once a month you

2:04

receive our trademark progress assessment

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it takes 30 seconds and charts are you doing building a lifestyle that is rich

2:12

and robust

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this is better smarter healthy nutrition

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this is making your body the best place to live

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get started with new trophy today and see a change in your mental clarity

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energy and even your vim and vigor

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I look forward to seeing you I nutripy.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.